KITSBOW, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020

Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kitsbow, LLC
Old Fort, NC

We have reviewed the accompanying financial statements of Kitsbow, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will con nue as a going concern. As discussed in Note B, certain condi ons raise an uncertainty about the Company's ability to con nue as a going concern. Management's plans in regard to these ma ers are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this ma er.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 9, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

KITSBOW, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 59,429	$ 301,671
Inventory	812,343	928,629
Other Receivable	98,000	-
Prepaid Expenses	25,000	38,337
Accounts Receivable	19,517	594
TOTAL CURRENT ASSETS	1,014,289	1,269,231
NON-CURRENT ASSETS		
Fixed Assets, Net	1,071,850	1,428,222
Security Deposit	5,000	5,000
TOTAL NON-CURRENT ASSETS	1,076,850	1,433,222
TOTAL ASSETS	$ 2,091,140	$ 2,702,453
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	343,836	31,927
Accrued Expenses	303,437	45,360
Deferred Revenue	152,094	345,789
Deferred Other Income	98,000	-
Royalties Payable	22,784	-
TOTAL CURRENT LIABILITIES	920,151	423,076
NON-CURRENT LIABILITIES		
Convertible Notes	3,957,500	2,800,000
Accrued Interest	440,569	426,539
TOTAL LIABILITIES	5,318,220	3,649,615
MEMBERS' EQUITY		
Contributed Capital	11,474,386	11,474,386
Retained Deficit	(14,701,465)	(12,421,548)
TOTAL MEMBERS' EQUITY	(3,227,079)	(947,162)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,091,140	$ 2,702,453

KITSBOW, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Income		
Revenue, Net	$ 2,690,522	$ 2,309,138
Cost of Goods Sold	1,422,728	1,529,068
Gross Profit	1,267,794	780,070
Operating Expense		
Payroll	2,343,307	2,121,952
General & Administrative	579,492	288,788
Depreciation & Amortization	226,427	89,929
Advertising & Marketing	208,133	239,753
Legal & Professional	177,417	127,111
Rent	107,151	91,818
Research & Development	3,993	49,097
	3,645,920	3,008,448
Net Loss from Operations	(2,378,126)	(2,228,378)
Other Income (Expense)		
Other Income	179,613	339,430
Interest Income	15	141
Taxes	(11,319)	(5,891)
Disposal/Loss on Sale of Asset	(22,312)	-
Royalty Expense	(22,784)	-
Interest Expense	(25,004)	(426,539)
Net Loss	$ (2,279,917)	$ (2,321,238)

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KITSBOW, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (2,279,917)	$ (2,321,238)
Change in Accounts Payable	311,909	(279,845)
Depreciation & Amortization	269,606	89,929
Change in Accrued Expenses	165,643	(32,515)
Change in Inventory	116,286	93,513
Change in Deferred Other Income	98,000	-
Change in Taxes Payable	92,434	37,174
Change in Royalties Payable	22,784	-
Change in Prepaid Expenses	13,337	(22,892)
Change in Accounts Receivable	(18,923)	-
Change in Other Receivable	(98,000)	(6,084)
Change in Deferred Revenue	(193,695)	143,190
Net Cash Flows From Operating Activities	(1,500,536)	(2,298,768)
Cash Flows From Investing Activities		
Disposal/(Purchase) of Fixed Assets, Net	86,766	(902,755)
Refundable Security Deposit	-	6,200
Net Cash Flows From Investing Activities	86,766	(896,555)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	1,157,500	2,800,000
Capitalization of Accrued Interest	14,030	426,539
Adjustment to Retained Earnings	-	190,071
Net Cash Flows From Financing Activities	1,171,530	3,416,610
Cash at Beginning of Period	301,671	80,383
Net Increase (Decrease) In Cash	(242,240)	221,287
Cash at End of Period	$ 59,429	$ 301,671

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

KITSBOW, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2019	$ 11,474,386	$ (10,100,310)	$ 1,374,076
Net Loss		(2,321,238)	(2,321,238)
Balance at December 31, 2020	$ 11,474,386	$ (12,421,548)	$ (947,162)
Net Loss		(2,279,917)	(2,279,917)
Balance at December 31, 2021	$ 11,474,386	$ (14,701,465)	$ (3,227,079)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Kitsbow, LLC ("the Company") is a limited liability company organized in the State of Delaware domiciled in North Carolina. The Company offers premium cycling and outdoor apparel with a wide variety of customizations for their customers.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $2,279,917 and 2020 of $2,321,238.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 9, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and

expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue, Net

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from apparel sales and personal protective equipment sales.

Revenue is also net of discounts and refunds in the amount of $688,799 in 2021 and $1,493,455 in 2020, respectively.

Deferred Revenue

The Company received advances for future sales. Once performance obligations are met, revenue advances are expected to be taken into income after one year of the operating cycle.

Deferred Other Income

The Company met performance obligations as part of the incentive agreements with the County of McDowell, described further in the "Other Receivable" disclosure. Upon receiving the funds, they will be taken to the income statement and recognized as other income.

As of 2022, all funds have been received from the agreements.

Other Receivable

The Company has incentive agreements with the County of McDowell which state that the company will purchase and invest a target amount of $890,000 in facility improvements, machinery and equipment, and will employ a target number of 53 full-time employees. In exchange for the commitments, the County of McDowell will pay the company incentive grants amounting to $359,000 once all performance obligations are met. Failure to meet performance obligations shall result in the Company reimbursing the County. The grant periods are between August 28, 2019 through August 28, 2022.

Inventory

The Company values inventory at the lower of historic cost or market value.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets, Net

The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $1,000 or more and an expected useful life of one year or more. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. The company's fixed assets are comprised of computer & equipment, furniture & fixtures, equipment & tools, vehicle, software, organizational costs, website development, and leasehold improvements used for the operations of the business.

In 2021, the Company sold a portion of its equipment and recognized a loss on disposal in the amount of $22,312.

Lease and Security Deposit

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in September 2022, and may be renewed at the option of the Company at the then-current market rate. Future monthly payments due under the lease are as follows:

2022- $8,000

As part of the lease arrangement, a refundable security deposit was paid amounting to $5,000.

Accrued Expenses

As of December 31, 2021, and 2020, accrued expenses consist of operational accruals and sales tax payables amounting to $303,437 and $45,360, respectively.

Advertising

The Company records advertising expenses in the year incurred.

Interest Earned

As of December 31, 2021, and 2020, the Company earned bank account interest amounting to $15 and $141, respectively.

Royalties Payable

In 2020, the Company entered into an agreement to license certain intellectual property from Wake Forest University Health Sciences which it intends to use in its manufacturing processes.

The agreement calls for 5% of net sales for products manufactured under license, to be paid to the licensor as a royalty, with a minimum payment per year beginning one year after the first sale, lease, or license of a licensed product. Broken out by its respective year, the company agreed to pay the licensor an annual minimum royalty of $20,000 in 2022 and thereafter.

Other Income

In 2021 and 2020, the Company received funding in the form of state-local grants and loans under the Paycheck Protection Program ("PPP"), the Economic Injury Disaster Loan ("EIDL"), North Carolina funding programs, and business grant programs. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. Loan amounts that are not cancelled accrue interest at the rate of 1.00% per annum. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount. As of December 31, 2021, and 2020, the Company received funding through the following items, broken out by its respective year:

Description (2021)	**Amount Received**
State Grants & Business Grant Programs	$ 179,613
Total	$ 179,613

Description (2020)	**Amount Received**
PPP Grant	$ 233,000
EIDL Grant	10,000
State Grants & Business Grant Programs	96,430
Total	$ 339,430

Tax Credits

The CARES Act provides paid leave credits, which are tax credits against certain employment taxes of up to $17,000 per employee for eligible employers. The tax credit is equal to 100% of qualified wages paid to employees during a quarter, capped at $17,000 of qualified wages per employee through December 31, 2021. During 2021 and 2020, the Company recognized $11,910 and $9,215 in paid leave credit claims as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness.

Adjustment to Retained Earnings

An adjustment was required during 2020.The Company recognized a non-cash prior period adjustment to correct previous errors.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. The Company sustained a net operating loss during the year ended December 31, 2021, and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware domiciled in North Carolina.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash

flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Convertible Notes

In prior years, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). The notes accrue interest at the rate of 8% per annum and mature in 2022. During 2021 and 2020, the Company capitalized $440,569 in interest related to the Notes. Upon conversion, the convertible notes will convert into common units.

NOTE E- EQUITY

The Company has multiple classes of equity outstanding. The rights associated with each class of equity are as follows:

Common Units: Common units shall be entitled to cast one vote for each Common Unit that the Member owns.

Class A Units: Class A units shall be entitled to cast one vote for each Class A Unit that the Member owns.

Class B Units: Class B units shall be entitled to cast one vote for each Class B Unit that the Member owns.

As of December 31, 2021, the number of units issued and outstanding by class was as follows:

Common Units	472,608
Class A Units	10,469,237
Class B Units	2,731,423

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers and suppliers. These stem from a (1) single major customer (2) small group of specialized suppliers and vendors.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 9, 2022, the date that the financial statements were available to be issued.

During the subsequent period, the Board of Management authorized a transaction where the assets and liabilities of the Company were sold to a new entity, Kitsbow Apparel, PBC, a Delaware public benefit corporation in January 2022. In exchange for this transaction, a series of secured promissory notes in the aggregate principal amount of $4,975,000 were issued. The notes accrue interest at the rate of 3% per annum and mature in 2042 with a 5-year grace period. The new note is secured by all unencumbered assets of the Company including, but not limited to, goods & equipment, inventory, contract rights, general intangibles, cash, and copyright rights.

Upon the execution of the transaction described above dissolved the Company. All holders of outstanding interests of the Class A units, Class B Units, and Common units reached a break-even proposition resulting in all interests zeroing out, except for all the convertible note holders.